Exhibit 99.1

Monocle Acquisition and AerSale Announce Revised Merger Agreement

Current Owners Leonard Green & Partners and Founders Support Revised Transaction to Create Publicly Listed Global Provider of Integrated Aviation Aftermarket Solutions

AerSale to be Debt-Free at Closing; Optimized Capital Structure and Robust Liquidity Provide Strong Foundation to Capitalize on Commercial Aviation Recovery and Accelerate Growth Strategy

Diversified Offerings Support Industry-Wide Fleet Management Plans

AerSale Sees Significant Market Opportunities to Support E-Commerce and Provide New Proprietary Engineered Solutions

AerSale Positioned to Lead Industry Consolidation

NEW YORK and CORAL GABLES, FL, September 8, 2020 – Monocle Acquisition Corporation (Nasdaq: MNCL), a public investment vehicle, and AerSale Corp. (“AerSale” or the “Company”), a leading integrated, global provider of aviation aftermarket products and services, today announced that they have entered into a revised agreement to merge in a transaction with a fully diluted enterprise value of approximately $300 million, equating to approximately 5.5x AerSale’s forecasted 2021 Adjusted EBITDA. The combined company will be named AerSale Corporation and is expected to be publicly traded on the Nasdaq Stock Market. The parties anticipate closing the transaction early in the fourth quarter, after receipt of shareholder approval.

The revised merger agreement is supported by AerSale’s current owners – Leonard Green & Partners, Florida Growth Fund LLC and the Company’s two founders – and was unanimously approved by the boards of directors of both Monocle and AerSale. The transaction will be funded by a combination of cash held in Monocle’s trust account and common stock in the surviving company to be issued to existing AerSale shareholders. AerSale will retain the first $50 million of cash proceeds from Monocle’s trust account and 40% of all trust proceeds in excess of $50 million. As a result of this new structure, AerSale will be debt-free at close. Further, assuming no redemptions from the trust account, it is anticipated that AerSale will have approximately $128 million of cash on its balance sheet and $110 million of additional liquidity available under its existing asset backed debt financing facility.

Following completion of the transaction, the current owners will receive approximately $76 million in cash and $241 million in newly issued common equity, representing approximately 56% of the outstanding shares of the combined company, assuming no redemptions by Monocle’s existing public shareholders. The current owners will also have the right to receive 3 million shares of contingent consideration depending upon the achievement of certain stock price performance targets. AerSale’s current owners can elect to receive all of their transaction consideration in the form of common equity in the surviving company, in which case the cash consideration will be divided pro rata by the non-electing owners, if any, or if all of AerSale’s current owners make such election, the cash consideration will be paid to the surviving company. Those who elect to receive their transaction consideration in the form of common equity will receive additional shares of common equity at closing, and will also have the right to receive additional shares of contingent consideration depending on the achievement of certain stock price performance targets. The remaining outstanding shares of the combined company will be held by public stockholders and the founders of Monocle.

On a pro forma basis, AerSale expects to generate approximately $307 million in revenue and a 17.6% Adjusted EBITDA margin for the full year 2021. As the aviation market recovers, the Company forecasts significant revenue and Adjusted EBITDA growth over the next several years resulting from the unprecedented availability of attractively-priced retired aircraft and engines for acquisition, the growth in the e-commerce and air cargo markets, the increasing contribution of MRO products and services, the rollout of higher margin proprietary engineered products and services, increased penetration of the government and defense marketplace, improved operating leverage, and continuing M&A activity.

Investment Thesis

The revised transaction structure was created to maximize AerSale’s ability to succeed in the current environment, providing a strong, debt-free balance sheet with substantial available liquidity. Monocle believes the revised transaction presents a compelling opportunity for investors representing the best public company opportunity to benefit from the recovery in the commercial aviation market. Investors will have the opportunity to:

•	“Buy-in” at the trough in the market with a valuation well below market peers;
•	Invest alongside a highly experienced management team that has a track record of being good capital allocators;
•	Invest in a transaction that strongly aligns the interests of all parties; and
•	Invest in a company with:
-	ample capital to take advantage of the unparalleled market opportunity;
-	a differentiated business model designed to maximize return on investment and sustain cash flow across cycles; and
-	multiple levers for sustained organic growth across existing and new business lines.

Following completion of the transaction, AerSale will be led by its highly experienced management team, including Co-Founder, Chairman and Chief Executive Officer Nicolas Finazzo; Co-Founder and Executive Vice Chairman Robert Nichols; Division President of MRO Services Basil Barimo; Division President of Airframe & Engine Materials Gary Jones; Chief Technology Officer and Division President of Engineered Solutions Iso Nezaj; Division President of Aircraft & Engine Management Craig Wright; and Chief Financial Officer Martin Garmendia. It is anticipated that the Board of Directors of the combined company will be comprised of nine members: its two co-founders, Mr. Finazzo and Mr. Nichols; three members appointed by the Monocle management team; and four members appointed by Leonard Green & Partners.

Mr. Finazzo commented, “I am very proud of the resilience of our business and our team over the past several months. The aviation industry has fallen into a trough that is much deeper than we ever could have anticipated, yet our Company and team are purpose-built to be able to navigate these conditions. This trough represents a buying opportunity we have been waiting a decade for – since the financial crisis of 2008 – to acquire mid-technology aircraft that feed our Asset Management Solutions business. Further, we are extremely well positioned to profit from the dramatic increase in stored aircraft, with over 500 mostly mid-technology aircraft stored at our facilities to date, providing us with an unanticipated and highly profitable source of business. Storing these aircraft gives us a significant competitive edge as we look to acquire new feedstock with lower acquisition, transition, and logistics costs, and decreased time-to-market. We also intend to aggressively pursue exciting growth opportunities in e-commerce, air cargo and proprietary engineered solutions. We look forward to partnering with the Monocle team, and to the continued support of Leonard Green, as we move forward in building our Company.”

Jonathan Seiffer, Senior Partner at Leonard Green & Partners, added, “This revised agreement reflects our long-term commitment to supporting AerSale’s management team and our confidence in the vision we have pursued together over the past decade. In particular, the new structure positions AerSale to emerge from this deep industry crisis with the financial strength needed to continue building its leadership position in aviation aftermarket products and services. Despite the unprecedented challenges the entire industry will face for some time, we remain very confident in AerSale’s future.”

Eric Zahler, Chief Executive Officer and President of Monocle, commented, “Beginning in the earliest days of the pandemic, the AerSale management team took bold action to enable the company to weather these unprecedented conditions and to be strongly positioned for the eventual upturn. As a result of their efforts to properly manage costs and to pursue available revenue-producing opportunities, AerSale had been cash flow positive every month. Given the Monocle and AerSale teams’ extensive experience in executing and integrating strategic acquisitions, we look forward to collaborating to consolidate the fragmented industry at what we expect will be attractive valuations. We thank the team at Leonard Green for its collaboration and for its willingness to continue supporting AerSale by partnering with us to create a capital structure that will give the Company the financial flexibility it needs to succeed as the market recovers and beyond.”

“At a time when the passenger sector of the global aviation industry has been severely challenged by the pandemic, AerSale has benefited from its robust and growing participation in the cargo and military components of the market,” added Sai Devabhaktuni, Chairman of Monocle. “These businesses have generated meaningful and rapidly growing revenue, especially as consumers have depended more heavily on e-commerce. The AerSale management team has done a masterful job of capitalizing on these attractive near-term opportunities and preparing for the long-term benefits as the industry normalizes. Now that certain geographic markets are beginning to reopen and we can start to envision an eventual recovery, our conviction in our investment thesis for AerSale remains very strong.”

Monocle is being advised by PJT Partners; Cowen; Cadwalader, Wickersham & Taft LLP; Greenberg Traurig, LLP; and Alton Aviation Consultancy. AerSale is being advised by RBC Capital Markets; Harris Williams and Latham & Watkins LLP.

Teleconference Information

Monocle and AerSale will host an investment community teleconference regarding the revised agreement tomorrow, Wednesday, September 9, 2020, at 8:00 am ET. The teleconference and accompanying slide presentation can be accessed by visiting https://event.on24.com/wcc/r/2624949/A80C0DFA4C2D75671638696F9E7C0EDA. The teleconference can also be accessed by dialing 800-938-2243 (US) or 402-220-1122 (international).

A replay will be available beginning on Wednesday, September 9, 2020 at 10:00 a.m. ET. The replay can be accessed at the same link as the teleconference.

Monocle has filed the investor presentation relating to the proposed transaction with the SEC as an exhibit to a Current Report on Form 8-K, which is available on the SEC’s website at www.sec.gov.

About Monocle Acquisition Corporation

Monocle Acquisition Corporation is a public investment vehicle formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or similar business combination with one or more businesses with a focus in the aerospace and defense sectors.

About AerSale Corp.

A global aviation leader celebrating its 10-year anniversary, AerSale specializes in the sale, lease, and exchange of used aircraft, engines, and components, in addition to providing a broad range of maintenance, repair, and overhaul and engineering services for commercial aircraft and components. AerSale also offers asset management services to owners of end-of-life aircraft and engine portfolios.

AerSale is a leading global supplier of aftermarket aircraft, spare engines, flight equipment, maintenance, repair and overhaul (MRO) services, and used serviceable material (USM) support. The Company also provides a broad range of internally engineered proprietary repairs, products, modifications, upgrades, and other cost-saving technical solutions. AerSale focuses on commercial aircraft and engines from their mid-life phase of operating service through asset retirement. By utilizing its highly integrated suite of asset management, maintenance and monetizing services, AerSale is able to realize the highest value of mid-life flight equipment investments, while also maximizing the value, reliability, performance and safety of customers’ aircraft and engines worldwide.

Headquartered in Coral Gables, Florida and with strategically located operating facilities, AerSale serves a growing global customer base. The Company’s management team, averaging approximately 25 years of directly related multi-disciplined industry experience, has established customer relationships across major airlines, cargo operators, MRO shops, OEMs, government entities, and aircraft leasing companies. Supported by proprietary aircraft, engine and component pricing, utilization and transaction data, unique fleet analytics, and a highly structured opportunity identification and valuation process, AerSale’s leadership has demonstrated financial success across economic cycles, and has well-positioned the Company to grow in the rapidly expanding commercial aviation aftermarket sector.

For more information, please visit www.aersale.com.

About Leonard Green & Partners

Leonard Green & Partners, L.P. is a leading private equity investment firm founded in 1989 and based in Los Angeles. The firm partners with experienced management teams and often with founders to invest in market-leading companies. Since inception, LGP has invested in over 90 companies in the form of traditional buyouts, going-private transactions, recapitalizations, growth equity, and selective public equity and debt positions. LGP primarily focuses on companies providing services, including consumer, business, and healthcare services, as well as retail, distribution, and industrials. For more information, please visit www.leonardgreen.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Monocle’s and AerSale’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Monocle’s and AerSale’s expectations with respect to future performance and anticipated financial impacts of the consummation of the transactions described in this press release (the “Business Combination”), the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Monocle’s and AerSale’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the impact of the COVID-19 pandemic on the aviation industry and the aviation aftermarket industry generally, and on AerSale’s business in particular; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”) or could otherwise cause the Business Combination to fail to close; (3) the outcome of any legal proceedings that may be instituted against Monocle and AerSale following the announcement of the Amended and Restated Merger Agreement and the Business Combination; (4) the inability to complete the Business Combination, including due to failure to obtain approvals from the stockholders of Monocle and AerSale or other conditions to closing in the Amended and Restated Merger Agreement; (5) the inability to obtain or maintain the listing of the shares of common stock of the post-acquisition company on The Nasdaq Stock Market following the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that AerSale or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in Monocle’s other filings with the SEC. Monocle cautions that the foregoing list of factors is not exclusive. Monocle further cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Monocle does not undertake to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based unless required to do so under applicable law.

Non-GAAP Financial Measures

This press release includes projected non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA margin on a pro forma basis. AerSale defines Adjusted EBITDA as net income (loss) after giving effect to interest expense, depreciation and amortization, income tax expense (benefit), management fees, the airline settlement and one-time adjustments and non-recurring items. AerSale defines Adjusted EBITDA on a pro forma basis as Adjusted EBITDA after giving effect to normalized Avborne EBITDA, normalized Qwest EBITDA and estimated public company costs.

Monocle and AerSale believe that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to AerSale’s financial condition and results of operations.  AerSale’s management uses certain of these non-GAAP measures to compare AerSale’s performance to that of prior periods for trend analyses and for budgeting and planning purposes. These non-GAAP measures should not be construed as an alternative to net income or net income margin as an indicator of operating performance or as an alternative to cash flow provided by operating activities as a measure of liquidity (each as determined in accordance with GAAP).

A reconciliation of non-GAAP forward looking information to their corresponding GAAP measures has not been provided due to the lack of predictability regarding the various reconciling items such as provision for income taxes and depreciation and amortization, which are expected to have a material impact on these measures and are out of AerSale and Monocle’s control or cannot be reasonably predicted without unreasonable efforts. You should review AerSale’s audited financial statements, which are included in the proxy statement/prospectus to be delivered to Monocle’s stockholders, and not rely on any single financial measure to evaluate AerSale’s business. Other companies may calculate Adjusted EBITDA and Adjusted EBITDA margin on a pro forma basis differently, and therefore AerSale’s Adjusted EBITDA, Adjusted EBITDA margin on a pro forma basis and other non-GAAP measures may not be directly comparable to similarly titled measures of other companies.

Additional Information About the Transaction and Where to Find it

In connection with the Business Combination, Monocle Holdings Inc., the newly formed holding company that will become the parent of Monocle and AerSale at the closing of the Business Combination, filed with the SEC on December 31, 2019 a Registration Statement on Form S-4, as amended by Amendment No. 1 to the Registration Statement on Form S-4, filed with the SEC on February 14, 2020 which included a preliminary proxy statement/prospectus of Monocle. In connection with entering into the Amended and Retated Merger Agreement, Monocle Holdings, Inc. will file Amendment No. 2 to the Registration Statement on Form S-4 (as amended, the “Registration Statement”).When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of Monocle as of a record date to be established for voting on the Business Combination. You are advised to read, when available, the preliminary proxy statement/prospectus as it shall be revised, and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about Monocle, AerSale and the Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the U.S. Securities and Exchange Commission (“SEC”) that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Monocle Acquisition Corporation, 750 Lexington Avenue, Suite 1501, New York, NY 10022.

Participants in the Solicitation

Monocle and its directors and executive officers may be deemed participants in the solicitation of proxies from Monocle’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Monocle is contained in Monocle’s preliminary proxy statement, filed with the SEC on December 31, 2019, as amended by Amendment No. 1 to the preliminary proxy statement, filed with the SEC on February 14, 2020, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Monocle Acquisition Corporation, 750 Lexington Avenue, Suite 1501, New York, NY 10022. Additional information regarding the interests of such participants will be contained in the definitive proxy statement/prospectus for the Business Combination when available. AerSale and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of AerSale in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the definitive proxy statement/prospectus for the Business Combination when available.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of Monocle or AerSale or any of Monocle’s or AerSale’s affiliates, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. The press release is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. The information contained herein does not purport to be all-inclusive. The data contained herein is derived from various internal and external sources.

Contact

Mark Semer

Kekst CNC

(917) 439-3507